[redacted]

09056964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDB Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Fifth Ave
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Kehrer (212) 551-8684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Ave	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Kropf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IDB Capital Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

LESLIE K. CASE
Notary Public, State of New York
No. 02CA378845
Qualified in New York County
Commission Expires Nov. 10, ~~2006~~ 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel discount Bank of New York)

December 31, 2008

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors and Stockholder
IDB Capital Corp.:

We have audited the accompanying statement of financial condition of IDB Capital Corp. (the Company) a wholly owned subsidiary of Israel Discount Bank of New York as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of IDB Capital Corp. as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2009

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Statement of Financial Condition

December 31, 2008

(Dollars in thousands, except par value)

Assets		
Cash	$	583
Receivable from clearing broker		8,622
Securities owned, at market		11,529
Accounts receivable		3,239
Premises and equipment (net of accumulated depreciation of $5)		30
Other assets		121
Total assets	$	24,124
Liabilities and Stockholder's equity		
Accounts payable and accrued expenses	$	2,296
Total liabilities		2,296
Liabilities subordinated to claims of general creditors		10,000
Stockholder's equity:		
Common stock, par value $25 (authorized 20,000 shares; issued and outstanding 10,000 shares)		250
Retained earnings		11,578
Total stockholder's equity		11,828
Total liabilities and stockholder's equity	$	24,124

See accompanying notes to statement of financial condition.

(1) Organization

IDB Capital Corp. (the Company), is a wholly owned subsidiary of Israel Discount Bank of New York (the Parent), a New York State chartered banking corporation. The Company is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company trades on an agency and riskless principal basis for customers of its Parent whom it either introduces to another broker-dealer (the Clearing Broker) on a fully disclosed basis or clears the customers' trades by means of omnibus accounts maintained at the Clearing Broker. The Company only carries those customer accounts which are cleared on an omnibus basis and its custodial functions related to customer securities are limited to effecting delivery and receipt between the omnibus accounts and customers' accounts established at the Parent.

On February 29, 2008, the Company sold certain assets pursuant to the terms of an Asset Purchase Agreement dated as of September 7, 2007, by and among the Company, Alexandra & James, LLC, and Alexandra Lebenthal for a purchase price of $2.1 million. On February 29, 2008, Alexandra & James, LLC executed a Term Loan Note in favor of the Company in the principal amount of $3 million, which loan Alexandra Lebenthal personally guaranteed. Effective December 31, 2008, the Company sold the Term Loan Note to the Parent for operational convenience.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

(b) Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities that have not reached their contractual settlement date are recorded net in the Statement of Financial Condition. Securities owned are valued at market, with the resulting unrealized gains or losses included in income.

Brokerage revenues, derived from securities transactions for clients, consist of commissions earned on transactions conducted on an agency basis and trading revenue earned from transactions conducted on a riskless principal basis. Such brokerage revenues and related clearing expenses are recorded on a trade date basis, as securities transactions occur.

(Continued)

(c) ***Premises and Equipment, Net***

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line and accelerated methods based upon useful lives from 3 to 10 years. Amortization of leasehold improvements is computed by the straight-line method over the shorter time period of either the useful life of the improvement or the remaining life of the lease.

(d) ***Income Taxes***

The Company records income taxes in accordance with the liability method. The Company is included in the consolidated Federal and combined state and local income tax returns filed by the Parent. Under a tax sharing agreement with its Parent, the Company determines its federal, state and local income tax on a separate company basis using the same computational method as the consolidated group.

In 2006, the Financial Accounting Standards Board released Interpretation 48, *Accounting for Uncertainty in Income Taxes*. The Interpretation addresses how taxpayers should account for uncertain tax positions. The Interpretation was effective for the 2007 financial statements of the Company. Management has determined that the Interpretation has no significant impact on the Company's financial position at December 31, 2008.

(e) ***Fair Value of Financial Instruments***

Financial instruments, which consist of cash, cash and securities on deposit with clearing organization, securities owned, and accounts receivable, are reported at their carrying amounts which approximate fair value given the short term nature of these items.

(3) Receivable from Clearing Broker

The Company is required to maintain deposits with its clearing broker in order to conduct its business. At December 31, 2008, deposits with its clearing broker consisted of cash in the amount of $8,621,698.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limitation for any losses incurred due to any customer's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2008.

(4) Securities Owned, at Market

At December 31, 2008, Securities owned, at market, are comprised of the following securities (in thousands):

GNMA mortgage backed securities	$	14
FHLMC mortgage backed securities		1,753
Mutual Funds		9,762
Total	$	11,529

Securities owned may be pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations. At December 31, 2008, $161,456 in cash (included in Receivable from Clearing Broker on the statement of financial condition) was pledged as collateral. In addition at December 31, 2008, mortgage-backed securities were pledged as collateral with a total market value of $3,504 to the Clearing Broker.

(5) Term Loan

The Company, pursuant to a Term Loan Note between it and Alexandra & James, LLC, dated February 29, 2008, agreed to loan A&J LLC $3,000,000, bearing interest on the unpaid principal at a rate per annum equal to LIBOR plus a margin of 200 basis points, payable in quarterly installments commencing on June 2, 2008 and ending on March 1, 2013. For operational convenience, effective as of December 31, 2008, the Company sold the $3,000,000 principal loan outstanding to the Parent. As a result, the accounts receivable on the Statement of Financial Condition reflect the $3,000,000 balance, which was paid by the Parent to the Company on January 30, 2009.

A balance of $10,856 related to the accrued interest on the loan is included in other assets on the Statement of Financial Condition, as of December 31, 2008 and will be paid by the Parent upon receipt of the quarterly installment due on March 1, 2009.

(6) Liabilities Subordinated to Claims of General Creditors

Effective as of July 24, 2008, the Company entered into a Subordinated Loan Agreement ("the Agreement") with the Parent, whereby the Company received a principal loan amount of $10,000,000, with maturity date as of July 31, 2012, and bearing interest at a rate per annum equal to LIBOR plus a margin of 200 basis points. This subordinated liability is available in computing net capital under the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1.

Prior written approval of FINRA is required before any prepayment may be made, but in no event may any prepayment be made before the expiration of one year from the date the Agreement became effective. In addition, to the extent that this liability is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(Continued)

Pursuant to the terms of the Agreement, the Parent agreed that the obligations of the Company with respect to the payment of principal and interest are subordinate in right of payment and subject to the prior payments or provisions for payment in full or all claims of all other present and future creditors of the Company arising out of any matter occurring prior to the date on which the related payment obligation matures, except for claims which are the subject of Subordination Agreements which rank on the same priority or are junior to the claim of the Parent under the terms of those Subordination Agreements.

A balance of $21,675 related to accrued interest payable to the Parent for the aforementioned loan is included in accounts payable and accrued expenses on the Statement of Financial Condition. The carrying amount of this subordinated liability approximates fair value due to its market rate.

(7) Income Tax

Pursuant to the tax sharing agreement with its Parent, the Company determines its federal, state and local income tax on a separate company basis using the same computational method as the consolidated group. In 2008, the state and local income tax liability of its Parent is determined based on its consolidated taxable income.

Deferred tax assets at December 31, 2008 are included in other assets in the Statement of Financial Condition, and consist of the following temporary differences (dollars in thousands):

Assets:		
Deferred compensation	$	55
Other		9
Total deferred tax assets, before valuation allowance		64
Valuation allowance		—
Deferred tax assets, net	$	64

A valuation allowance for deferred tax assets was not considered necessary at December 31, 2008. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits as a component of income tax expenses. In addition, the Company adopted the provisions of FIN 48 on January 1, 2007, and determined that its implementation had no material effect on the liability for unrecognized tax benefits as of December 31, 2008.

The Company files state income tax returns in Connecticut, Florida, and New Jersey. In addition, for Federal, New York State and New York City tax purposes, the Company is part of the Parent's consolidated income tax returns. The Company and its Parent are no longer subject to U.S. federal or state

income tax examinations by tax authorities for years before 2004. The NYS Department of Taxation and Finance is currently auditing the consolidated income tax returns of the Parent for the years ended December 31, 2004 to 2006. It is anticipated that this examination will be completed within the next twelve months. Management believes that the outcome of any unresolved issues or claims will not result in a material change to the Company's financial condition.

(8) Related Party Transactions

The Parent charges to the Company for employee benefits, rent, maintenance, and other administrative support. For the year ended December 31, 2008, the total amount charged by the Parent to the Company amounted to $353,084.

Included in cash on the Statement of Financial Condition is a deposit with the Parent of $530,874, as of December 31, 2008. In addition, as of the same date, a balance of $218,978 in management fees due to the Parent and operating expenses in the amount of $969,572 paid by the Parent on behalf of the Company, are included in accounts payable and accrued expenses.

As mentioned in notes (5) and (6) above, the financial statements, as of December 31, 2008, reflect a receivable balance of $3,000,000 for the sale of the Term Loan Note to the Parent and a $10,000,000 principal and $21,675 accrued interest payable as a result of the Subordinated Loan Agreement with the Parent, respectively.

During 2008, the Company established an asset management division. The asset management division formed Global Ascent Fund, an off-shore fund vehicle for non-U.S. based investors. The Company provided the initial seed funding for Global Ascent Fund by making a $10,000,000 investment at inception. Global Ascent Fund has formed three separate mutual funds, and has taken in funds from additional investors. The Company's investment is included as mutual funds included in securities owned, at market in the Statement of Financial Condition.

The majority of transactions executed by the Company are for customers introduced by the Parent.

(9) Employee Benefit and Deferred Compensation

The Company participates in the Parent's contributory Savings and Investment Plan (401k) (the Plan). Contributions are made by employees on a discretionary basis, subject to the applicable limitations of U.S. tax laws.

The Company also participates in the Parent's deferred compensation plan. Participation is open to First Vice Presidents and above and permits the participants to defer up to 10% of their base annual salary. The deferred compensation plan document describes methods by which participants can receive a Company match amount as well as a return on their investment.

(Continued)

(10) Fair-Value Measurement

(a) *SFAS No. 157, Fair Value Measurements*

On January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*, which among other things, defines fair value; establishes a consistent framework for measuring fair value; and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS No. 157 clarifies that fair value is an "exit" price, representing; the amount that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is thus a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly.
- Level 3 – Inputs to the valuation, methodology, are unobservable and significant to the fair value measurement.

A financial instrument's categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents, by SFAS No. 157 valuation hierarchy, assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008, and that are included in the Company's Statement of Financial Condition:

	Fair value measurements at December 31, 2008 using			
	Quoted prices in active markets for identical assets (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total fair value**
	(Dollars in thousands)			
Securities Owned, at market	$ 9,762	1,767	—	11,529

(b) SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115*. SFAS No. 159 provides companies with the option of electing fair value as an alternative measurement for most financial assets and liabilities. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of a company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the statement of financial condition.

Under SFAS No. 159, fair value is used for both the initial and subsequent measurement of the designated assets and/or liabilities, with the changes in value recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted the standard as of January 1, 2008, and determined that it had no material effect on its Statement of Financial Condition or Statement of Operations.

(11) Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the Rule). The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operations and 15 to 1 thereafter. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company had net capital of $8,068,120, which was $7,818,120 in excess of its required net capital of $250,000.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control

Board of Directors and Stockholder
IDB Capital Corp.:

In planning and performing our audit of the statement of financial condition of IDB Capital Corp. (the Company), as of December 31, 2008, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's statement of financial condition will not be prevented, detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2009

KPMG

IDB CAPITAL CORP.

(A Wholly Owned subsidiary of
Israel Discount Bank of New York)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)